South Street Securities LLC

825 Third Ave 35th floor
New York, New York 10022
Phone (212) 824-0738 Fax (212) 803-5068

South Street Securities LLC's Exemption Report

South Street Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following (Footnote 74 under 17 C.F.R. § 240. 17a-5 and the SEC FAQ dated July 30, 2013 question and answer 6 (1) that the Company's business activities are limited to proprietary trading) (the "exemption provisions").

(2) The Company based on the exemption provisions had no obligations under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2015 without exception.



South Street Securities LLC

I, David DeBlase, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David DeBlase

Title: Chief Financial Officer

February 23rd, 2016